UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 000-28584

Check Point Software Technologies Ltd.
 (Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Check Point Software Technologies Ltd., a company organized under the laws of Israel ( “Check Point” or the “Company”), hereby files with the United States Securities and Exchange Commission (the “SEC”) this Report on Form 6-K.  This Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended.

On November 11, 2013, Check Point entered into a Settlement Agreement with the Israeli Tax Authority (the “Settlement Agreement” and the “ITA”, respectively), with respect to (i) the release of profits generated by the Company under the Israeli Law for the Encouragement of Capital Investments through the year ended December 31, 2011 pursuant to a temporary tax relief initiated by the Israeli government providing for a discounted tax rate, thereby resulting in the full release of such profits (known in Israel as “trapped profits”) for use by Check Point (see Note 10 “Taxes on Income” to the Company’s financial statement for the year ended December 31, 2012 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 incorporated herein by reference), and (ii) full settlement of all disputes with the ITA with respect to prior tax years, as previously disclosed in the Company’s reports filed with the SEC (see Item 8 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 incorporated herein by reference, under the heading “Financial Information – Legal proceedings”). The Company has sufficient tax provisions to cover this resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

/s/ John Slavitt
John Slavitt
General Counsel
Date: November 12, 2013